CONFIDENTIAL
                                              November 3, 2006



Board of Directors
Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8

Ladies and Gentlemen:

         Kingdom Hotels International and Cascade Investment, L.L.C., together with Isadore Sharp and Triples Holdings Limited, are pleased to offer to acquire all of the outstanding Limited Voting Shares of Four Seasons Hotels Inc. (the "COMPANY") at a cash purchase price of US$82.00 per share on the terms set forth in this letter.

         As you know, Kingdom and its affiliates have had a long-term strategic relationship with Four Seasons, both as a significant shareholder in the Company and as the owner of 10 hotels managed by the Company. Cascade, which is a private investment vehicle owned by William H. Gates III, also is a substantial investor in the Company. Through its ownership of the Company's Variable Multiple Voting Shares, Triples, which is Mr. Sharp's family holding company, is the controlling shareholder of the Company.

         We believe that our offer is fair to and in the best interests of the Company and its public shareholders and that the shareholders will find our proposal attractive. Our offer represents a premium of 28.4% over the closing price of the shares on November 3, 2006 and a 29.3% premium over the average closing price over the past 30 trading days.

         Under our proposal, Mr. Sharp would continue to direct all aspects of the day-to-day operations and strategic direction of the Company as Chairman and CEO following the transaction. We also expect that the Company's senior management team would remain in place. We believe that this will preserve the business in a manner that will preserve and expand the long-term strategy, vision and core values of Four Seasons.

         Each of Kingdom, Cascade and Triples would reinvest their existing equity in the Company, representing a total rollover of approximately US$970 million based on the proposed transaction price. In addition to this equity rollover, the transaction would be financed through a combination of (x) US$750 million of new debt financing, which is expected to be used in part to repay the existing convertible debt of the Company, and (y) approximately US$1.87 billion of

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November 3, 2006
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equity (after taking into account available cash of the Company) that would be provided by Kingdom and Cascade (either directly or through affiliated entities). The undersigned have entered into an agreement among themselves with respect to certain matters related to the proposal. We have provided a copy of this agreement for your information.

         Because of our extensive familiarity with the Company, we expect to be able to negotiate and complete the transaction in an expedited manner. The acquisition is expected to be structured as a plan of arrangement or as an amalgamation. The transaction would be subject to customary conditions, including shareholder approval, filings under Canadian, US and other competition laws, and Investment Canada approval. We are comfortable with our ability to arrange the necessary debt financing, and there would be no financing condition.

         We expect that you will establish a special committee of independent directors to consider our proposal and to recommend to the full Board whether to approve the proposal.

         Of course, no binding obligation on the part of the Company or any of the undersigned will arise with respect to the proposal or any acquisition transaction, unless and until such time as definitive documentation satisfactory to us and recommended by the special committee and approved by the Board is executed and delivered.



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November 3, 2006
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         All of the undersigned look forward to working with the special committee and its legal and financial advisors to negotiate an acquisition agreement and complete a transaction that is attractive to the public shareholders. If you have any questions, please contact a representative of Kingdom or Cascade.




Sincerely,

Kingdom Hotels International                 Cascade Investment, L.L.C.


By: /s/ HRH Prince Alwaleed Bin Talal        By: /s/ Michael Larson
    ---------------------------------            -------------------------------
        Abdulaziz Alsaud
    ---------------------------------
    HRH Prince Alwaleed Bin Talal
    Bin Abdulaziz Alsaud


Triples Holdings Limited


By: /s/ Isadore Sharp                         By:  /s/ Isadore Sharp
   ---------------------------                  ------------------------------
                                                       Isadore Sharp